SPDR Series Trust

SPDR Index Shares Funds

SSgA Master Trust

SSgA Active ETF Trust

One Lincoln Street/CPH0326

Boston, MA 02111

VIA EDGAR

March 13, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark N. Zaruba, Attorney-Advisor

Re:	Withdrawal of Application; SEC File Number: 812-14014

SSgA Funds Management, Inc., SPDR Series Trust, SPDR Index Shares Funds, SSgA
Master Trust and SSgA Active ETF Trust (“Applicants”)

Dear Mr. Zaruba:

We are writing on behalf of the Applicants to respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Section 15(a) of the Act, Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms (the “Application”). The Application was filed with the Securities and Exchange Commission earlier today, March 13, 2012 (Accession Number 0001193125-12-111521). The Application was inadvertently filed as a new exemptive application (“Inadvertent Filing”) rather than as an amendment to a previously filed exemptive application under SEC File Number 812-13961.

By this letter, we hereby respectfully request that the Inadvertent Filing be withdrawn and that the Commission take no further action with respect thereto.

Should you have any questions, please call me at (617) 662-3909.

Sincerely,

/s/ Ryan M. Louvar

Ryan M. Louvar

Secretary

cc:	W. John McGuire, Esq., Morgan, Lewis & Bockius LLP
Lance Dial, Esq., SSgA Funds Management, Inc.